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August 22, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	Bitfufu Inc.
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted July 28, 2022
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated August 17, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on July 28, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Cover Page

1. You disclose here and elsewhere that the aggregate stock consideration will consist of 15,000,000 Class A ordinary shares and 135,000,000 Class B ordinary shares. On page 144 and elsewhere, you disclose that the aggregate stock consideration for the business combination will be 7,500,000 Class A ordinary shares and 142,500,000 Class B ordinary shares. Please revise to reconcile these apparent discrepancies or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 106 and 144 of the Revised Draft Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 169

2. We note that following the business combination you will have two classes of voting securities, Class A ordinary shares with one vote per share and Class B ordinary shares with five votes per share. Please revise your post-business combination beneficial ownership table disclosures to separately present the beneficial ownership of each class of voting securities and also include a column to reflect each beneficial owner’s total voting power.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 170 of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flows, page F-39

3. We note that you are presenting the purchase of digital assets as an operating activity. Please provide your accounting analysis that supports your presentation.

RESPONSE: BitFuFu respectfully submits that the only digital assets purchased by BitFuFu accounted under “purchase of digital assets” is USDT. In its ordinary course of business, BitFuFu has purchased USDT to make payments to certain suppliers, who require settlement in USDT for their products and services, for which BitFuFu later adds value, repackages, and sells to its customers. BitFuFu has not purchased USDT for investment purposes. In addition, as the exchange rate between USDT and US dollars remains close to one, the management of BitFuFu does not realistically expect to generate meaningful investment returns by purchasing USDT. Accordingly, the purchase of digital assets has been presented as an operating activity in the statement of cash flows.

4. Please clarify whether the activity presented for “Prepayment to suppliers” and “Contract liabilities” are based on uses or sources of cash. That is, confirm that the activity reported is based on cash activity.

RESPONSE: BitFuFu confirms that the activity reported is based on cash activities. For activities presented in cashflow, BitFuFu makes prepayment in cash (typically in US dollars) to suppliers and also receives US dollars in advance from customers during the reporting period. The prepayments to suppliers of US$72.8 million and contract liabilities of US$86.2 million in 2021 were primarily related to the sourcing services of mining equipment as disclosed in Note 5 and Note 8 of page F-51 and F-52, respectively.

(g) Digital assets, page F-42

5. We continue to evaluate your response to prior comment 6 and may have further comments.

RESPONSE: N/A

Cloud Solution, page F-44

6. We continue to evaluate your response to prior comment no. 7 and may have further comments.

RESPONSE: N/A

Selling of mining equipment, page F-45

7. We note your response to prior comment 11 and continue to evaluate your analysis.

RESPONSE: N/A

Cryptocurrency self-mining revenue, page F-46

8. Please clarify when you are recognizing revenue. Your disclosure states that revenue is measured based on the fair value of the coins mined and that the fair value is determined using the quoted price of coins at 8:00am GMT+8 of the date when they are mined. Tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please tell us how you comply with recognizing the estimated fair value of the non-cash consideration at contract inception.

RESPONSE: BitFuFu respectfully submits that, according to ASC 606-10-32-21 and ASC 606-10-32-23, an entity shall measure the estimated fair value of the noncash consideration at contract inception unless the fair value of the noncash consideration promised by a customer varies for the reasons other than the form of the noncash consideration. BitFuFu also applies the guidance for variable considerations in ASC 606-10-32-11 and 32-12 in making accounting treatment.

As disclosed on page F-46, BitFuFu engages in cryptocurrency transaction verification activities (i.e. self-mining business) by connecting hash rate to mining pools pursuant to agreements between BitFuFu and mining pool operators. However, the actual amount of Bitcoins that can be generated by hash rate supplied by BitFuFu pursuant to such agreement could vary due to many factors, such as electricity supply, the running stableness of mining equipment, network stableness and the effective rate of the hash rate connecting to mining pools, among others. BitFuFu does not have a reliable means to estimate Bitcoin outputs from its hash rate contribution until the mining pool operators confirm, each day at 8:00 am GMT+8, the number of Bitcoins earned by the Company’s hash rate contribution during the previous day. It is at this moment that BitFuFu can identify for certain its share to the Bitcoins generated from its hash rate contribution, and it is also probable that a significant reversal in the amount of Bitcoins mined (cumulative revenue recognized) will not occur.

Once the number of noncash considerations (i.e. Bitcoins), is fixed upon the confirmation from mining pool operator, the fair value of the noncash consideration shall be measured using the quoted price of bitcoins at 8:00am GMT+8 of the date when they are earned and confirmed by mining pool. Although the trading price of the Bitcoins may vary after the contract inception day due to its form (similar to change in prices of shares received), such changes shall not be included in the transaction prices between the Company and the mining pool operators according to ASC 606-10-32-23. For this reason, BitFuFu recognizes mining revenue each day when it receives daily confirmation at 8:00 am GMT+8 from mining pool operators regarding the number of Bitcoins earned by its hash rate contribution during the previous day.

9. Please clarify the nature of your performance obligation in the Company’s contracts with mining pool operators. Please clarify whether you satisfy your performance obligation over time or at a point in time. Please provide your analysis of how you considered ASC 606-10-25-24.

RESPONSE: The Company acknowledges the Staff’s comment and add disclosure on page F-46.

BitFuFu submits that providing hash rate in digital asset transaction verification services is its ordinary activity. The provision of such hash rate to the mining pool is the only performance obligation in BitFuFu’s arrangements with pool operators.

Hash rate is a product that is measured as a level of service, essentially computing power, continuously delivered over time (which is typically in a single second), which is indicative of the nature of the product being a service over time. The mining pool operators also simultaneously receive and consume the benefits provided by BitFuFu’s performance of obligation (namely, providing hash rate), and BitFuFu has an enforceable right to payment for performance completed to date, which it believes meet the requirement under ASC606-10-25-27. Therefore, the performance obligation is satisfied over the time.

10. Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator’s right to terminate the contract governing your participation in the pool is conditional.

RESPONSE: The Company acknowledges the Staff’s comment and add disclosure on page F-46.

BitFuFu and the pool operators have unconditional right to terminate the contract governing the pool participation at any time. BitFuFu’s enforceable right to compensation only begins when it provides hash rate to the mining pool operator. In exchange for providing hash rate to the mining pool, BitFuFu is entitled to receive digital assets from the mining pool operator based on the amount of hash rate that BitFuFu has contributed to the mining pool and current network difficulty and subjected to the confirmation of mining pool operator each day. The obligation of mining pool to make payments to pool participant based on agreed upon payout method begins when pool participants contribute hash rate to the mining pool.

Note 3. Digital Assets, page F-49

11. We continue to evaluate your response to prior comment 12 and may have further comments.

RESPONSE: N/A

12. We note that you have loaned USDT to a third party. Please provide us with an accounting analysis with citations to authoritative literature supporting your accounting treatment.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits following explanations:

BitFuFu entered into a loan agreement with a third party and lent 500,000 USDT to this third party on September 14, 2021. According to the loan agreement, the loan has fixed repayment date (6 months) and fixed interest rate. BitFuFu collected all amounts due on March 18, 2022.

From accounting perspectives, this arrangement was firstly lending out digital assets in exchange of a contractual right to receive a refund of the same amount of digital assets and fixed amount of interest in future. Because (1) ASC 842 Leasing is not applicable for intangible assets, including digital assets, and (2) there is no specific guidance in ASC 350 Intangibles about lending digital assets, BitFuFu accounted the digital assets under this loan as a receivable according to ASC 310-10-15 and disclosed this on note 6 of page F-52. BitFuFu initially measured the value of the loan receivable by using the spot market price of USDT vs. USD at the date when the loan was lent to the borrower.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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